Date: January 23, 2023	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities /NASDAQ Exchange

Subject: GREENPOWER MOTOR COMPANY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	February 17, 2023
Record Date for Voting (if applicable) :	February 17, 2023
Beneficial Ownership Determination Date :	February 17, 2023
Meeting Date :	March 28, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	39540E302	CA39540E3023

Sincerely,

Computershare

Agent for GREENPOWER MOTOR COMPANY INC.